UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

    ☐   Check box if Amendment is material and investors must reconfirm within five business days.

■   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Solace Cremation, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 5, 2018

Physical address of issuer
1927 NW Kearney St. Portland, OR 97209

Website of issuer
https://www.solacecares.com

Current number of employees
18

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,420,838	$336,298
Cash & Cash Equivalents	$1,403,691	$334,976
Accounts Receivable	$0	$0
Short-term Debt	$31,006	$38,176
Long-term Debt	$526,000	$757,439
Revenues/Sales	$1,087,892	$366,107
Cost of Goods Sold	$621,807	$170,256
Taxes Paid	$0	$--
Net Income	$(1,128,970)	$(445,577)

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 28, 2022

SOLACE CREMATION, INC.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Solace Cremation, Inc. is a Delaware Corporation formed on September 5, 2018. The company completed a transformation from an LLC to a C-Corp on February 25, 2020.

The Company is located at 1927 NW Kearney St. Portland, OR 97209.

The Company's website is https://www.solacecares.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services

and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to accelerate the Company's Growth. Although the Company estimates that it has approximately 6 months of runway, they will continue to burn cash to promote revenue growth, further develop R&D, and fund other Company operations.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cremation space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area. The Company's financial performance is currently dependent on customers in the West Coast. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if certain employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company has engaged in related party transactions.Subsequent to December 31, 2021, to fund operations the Company entered into a convertible note agreement with third parties and related parties totaling $500,000. The notes bear interest at 5% per annum, and have a maturity date of July 1, 2023. Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $2,500,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $12,500,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis. If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $12,500,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis**.**

BUSINESS

Description of the Business
A simple, modern and honest alternative to traditional funeral experience designed starting with the family. Solace is a direct-to-consumer direct cremation provider. A direct cremation is a cremation without viewing or service and is by far the leading choice - and growing every year - for families. To fulfill the cremation, we have best-in-class partners who handle the removal, cremation and return of remains as a white label extension of our team.

Our vision is to use the power of design to make a difficult time easier for people by demystifying the experience, removing the pain points and obsessing family care. We are on a mission to bring deathcare into the 21st century.

Solace currently delivers direct cremation services to the Portland metro and Seattle metro areas and all of Southern California.

Business Plan
We offer one all-inclusive price, digital and secure paperwork, no up-selling and arrangements made from anywhere, anytime with our mobile-friendly online process.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Keith Crawford	CEO/Co-Founder	Keith is the CEO / Co-Founder of Solace. Prior to Solace, he spent over two decades in Design leadership roles at Nike and Anomaly.
David Odusanya	CCO/Co-Founder	David is the CCO (Chief Creative Officer) / Co-Founder of Solace. Prior to Solace, he spent over two decades in Brand and Design leadership roles at Nike.
Jeremy Frank	COO	Jeremy is the COO of Solace. Prior to Solace, he spent two decades in various strategic and operational leadership roles at Deloitte, Allstate, Nike, WebMD and Craft Brew Alliance.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	9,941,995	Yes	N/A	N/A	100%	N/A
Series Seed	5,462,743	No	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

Convertible Note(s)

The company entered into one Convertible Note during 2021 with certain parties. The details and terms are below:

Convertible Note 1: $500,000 at 5% interest initiated 12/17/2021 with a maturity date of 7/1/2023 and is convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) 80% of the per security price paid by the Purchasers or (ii) the price equal to the quotient of $12,500,000 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the common stock of the Company as of immediately prior to the initial closing of the Qualified Financing and otherwise on the same terms and conditions given to the Purchasers.

Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Loan

During 2020, the Company has entered into a SBA EDL Loan in the amount of $26,000 with repayment to begin in January 2023.

In March 2021, the Company received PPP loan forgiveness and it will be recognized as other income in the amount of the forgiven loan.

The 2020 summary of the Company's loans and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
JP Morgan Chase Bank -PPP loan	$ 38,925	0.98%	7.4.2020	4.7.2022	$ 381	$ 381	$ 25,950	$ 12,975	$ 38,925
SBA EDL Loan	$ 26,000	3.75%	07.17.2020	30 years	$ 975	$ 975	$ 867	$ 25,133	$ 26,000
Total					$ 1,356	$ 1,356	$ 25,950	$ 12,975	$ 38,925

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Keith Crawford (18.2%), David Odusanya (18.2%), and Jeremy Frank (15.1%).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Solace Cremation, Inc. (the "Company"), was formed on September 5, 2018 ("Inception") as Solace Cremation, LLC. On February 25, 2020, the Company converted to a Delaware Corporation. The financial statements of Solace Cremation, Inc. (which may be referred to as the "Solace Cremation", "Company", "we," "us", or "our") included

herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Portland, Oregon.

Solace Cremation operates a direct-to-consumer cremation service.

Liquidity and Capital Resources
The Company currently has approximately $1,403,691cash on hand as of 12/31/21.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note 1	5/22/20	Regulation D, 506(b)	Convertible Debt	$135,000	Support ongoing Portland / Seattle operations including marketing and payroll.
Convertible Note 2	8/24/20	Regulation D, 506(b)	Convertible Debt	$100,000	California Market Entry, Digital Marketing Hire, Tech Lead Hire, Planning/Urns/Celebration
Convertible Note 3-SeedInvest	7/29/20	Regulation Crowdfunding and Regulation D, 506(c)	Convertible Debt	$445,228	California Market Entry, Digital Marketing Hire, Tech Lead Hire, Planning/Urns/Celebration
Convertible Note 4	12/17/21	Regulation D, 506(b)	Convertible Debt	$500,000	California Market Entry, Digital Marketing Hire, Tech Lead Hire, Planning/Urns/Celebration

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

In 2019, the Company issued 6,000 fully vested Class A Units, valued at $15,000 based on the selling price of Class A Unit, for legal services to a related party. This equity-based compensation is included in general and administrative in the accompanying statement of operations.

Subsequent to December 31, 2019, to fund operations the Company entered into a convertible note agreement with third parties and related parties totaling $135,000. The notes bear interest at 4% per annum, and have a maturity date of June 30, 2022.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company

sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the Company, at its option, may convert the outstanding principal and interest thereon into common stock based on a $5,200,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

In May of 2021 the company raised a preferred equity round totalling $1,740,000. The Company is authorized to issue 25,000,000 shares with $0.0001 par value. As of December 31, 2021, 15,404,465 shares have been issued and outstanding.

In December of 2021 the Company entered into another convertible note agreement of $500,000
The note in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share assuming a $12,500,000 valuation and the then number of shares of common stock outstanding on a fully diluted basis.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Keith Crawford

(Signature)

Keith Crawford

(Name)

4/28/2022

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Keith Crawford

(Signature)

Keith Crawford

(Name)

CEO/Co-Founder

(Title)

4/28/2022

(Date)

/s/David Odusanya

_____

(Signature)

David Odusanya
_____

(Name)

CCO/Co-Founder
_____

(Title)

4/28/2022
_____

(Date)

/s/Jeremy Frank
_____

(Signature)

Jeremy Frank
_____

(Name)

COO
_____

(Title)

4/28/2022
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Solace Cremation, Inc.

Financial Statements
2021

(Unaudited)

Solace Cremation Inc.
Balance Sheet
As of December 31, 2021

	2021
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$1,403,691
Total Current Assets	**$1,403,691**
Property and Equipment	$17,147
TOTAL ASSETS	**$1,420,838**
LIABILITIES AND EQUITY	
Current Liabilities:	
Other Current Liabilities	$31,006
Total Current Liabilities	**$31,006**
Convertible Promissory Note	$500,000
TOTAL LIABILITIES	**$531,006**
EQUITY	
Total Owners Capital	$1,740,000
Opening Balance Equity	$278,801
Retained Earnings / (Accumulated Deficit)	($1,128,970)
Total Equity	**$889,832**
TOTAL LIABILITIES AND EQUITY	**$1,420,838**

See accompanying notes to financial statements

Solace Cremation, Inc.
Profit and Loss
(Unaudited)

Solace Cremation Inc.
Profit & Loss
For Fiscal Year Ended December 31, 2021

	2021
Net Revenue	$1,087,892
Cost of Goods Sold	$621,807
Gross Profit	**$466,085**
Operating Expenses	
General and Administrative	$1,104,971
Sales and Marketing	$507,484
Total Operating Expenses	**$1,612,455**
Operating Income / (Loss)	**($1,146,370)**
Other Income / (Loss)	$17,400
Income / (Loss) Before Provision for Income Taxes	($1,128,970)
Net Income / (Net Loss)	**($1,128,970)**

See accompanying notes to financial statements

Solace Cremation, Inc.
Statement of Changes in Stockholders' Equity
(Unaudited)

Solace Cremation Inc.
Statements of Changes in Stockholders' Equity
As of December 31, 2021

| | Common Stock | | Series Seed 1A. Preferred | | Series Seed 1B. Preferred | | Members' | Retained Earnings / | Total Sharedholder |
	Shares	Amount	Shares	Amount	Shares	Amount	Equity	(Accumulated Deficit)	Equity
Opening Balance	9,941,995						$278,801		
Series Seed Raise			3,610,696	$1,740,000	1,851,774			($1,128,970)	
Net Income / (Loss)									
Balance - December 31, 2021	9,941,995		3,610,696	$1,740,000	1,851,774	$0	$278,801	($1,128,970)	$889,832

See accompanying notes to financial statements

Solace Cremation, Inc.
Statement of Cash Flows
(Unaudited)

Solace Cremation Inc.
Statement of Cash Fows
For Fiscal Year Ended December 31, 2021

	2021
Operating Activities	
Net Income / (Loss)	($1,128,970)
Adjustments to reconcile Net Income to Net Cash provided by operations	
Furniture & Equipment: Computer & Office Equipment	($17,012)
Chase Credit Card	$31,006
Total Adjustments to reconicle Net Income to Net Cash provided by operations	$13,994
Net Cash Provided by Operating Activities	**($1,114,976)**
Investing Activities	
Furniture & Equipment	($135)
Net Cash Provided by Investing Activities	**($135)**
Financing Activities	
Owner's Capital: Owner's Investment	$1,740,000
Borrowing on Convertible Notes	$500,000
Opening Balance Equity	($56,174)
Net Cash Provided by Financing Activities	**$2,183,826**
Net Cash Increase for Period	**$1,068,715**
Cash at Beginning of Period	$334,976
Cash at End of Period	**$1,403,691**

See accompanying notes to financial statements

Solace Cremation, Inc.
Notes to Financial Statements
For Year Ended December 31, 2021

1. Nature of Operations

Solace Cremation, Inc. was formed on September 5, 2018. The Company's headquarters are located in Portland, Oregon.

Solace Cremation, Inc. is a licensed funeral services provider that delivers direct cremation services via online arrangements to Southern California, the Portland and Seattle metro areas. To deliver these services, Solace engages licensed, 3rd party cremation service providers (known as trade centers) in each of the locations in which it operates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparations of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,153,691.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of

a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Solace Cremation, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon providing the service is

completed. Income is principally comprised of revenues earned by the Company providing of single service: direct cremation.

<u>Advertising and Promotion</u>

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the year ended December 31, 2021 amounted to $507,484 which is included in sales and marketing expense.

<u>Fair Value of Financial Instruments</u>

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> **Level 1** - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
> **Level 2** - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
> **Level 3** - Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3. **Capitalization and Equity Transactions**

The Company is authorized to issue 25,000,000 shares with $0.0001 par value. As of December 31, 2021, 15,404,465 shares have been issued and outstanding.

The Company successfully completed its Seed Raise in May 2021 resulting in the issuance of 5,462,470 additional shares.

4. **Debt**

<u>Convertible Note</u>

The Company entered into a convertible note in December 2021 with certain parties.

	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Total Indebtedness
Convertible Note 1	$500,000	5.00%	12/17/2021	7/1/2023	$500,000

Convertible Note 1 is convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) 80% of the per security price paid by the Purchasers or (ii) the price equal to the quotient of $12,500,000 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the common stock of the Company as of immediately prior to the initial closing of the Qualified Financing and otherwise on the same terms and conditions given to the Purchasers.

Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Loan

During 2020, the Company entered into a loan agreement. The summary of the Company's loan and the terms is as follows:

	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Total Indebtedness
SBA EDL Loan	$26,000	3.75%	07.17.2020	30 years	$26,000

Repayment start date extended from 24 months to 30 months. Repayment start date is now January 2023.

5. Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising our of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on results of the Company's operations.

The financial statements provided herein are company certified to be true and complete in all material aspects.



By: _Jeremy N. Frank_

Name: Jeremy Frank

Title: COO

Date: April 28, 2022